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                   SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)
                                                 Year Ended December 31,
                                         1993        1992    1991    1990    1989
Income Before Income Taxes . . . . .    $1,078.4    $953.9  $860.8  $768.9  $645.6

Add : Fixed Charges
  Interest Expense . . . . . . . . .        48.2      55.4    65.3    82.4    95.4
  1/3 Rentals. . . . . . . . . . . .         9.0       8.5     7.9     7.7     6.6
  Capitalized Interest . . . . . . .        12.7      15.8    11.8     6.3     4.7
    Total Fixed Charges. . . . . . .        69.9      79.7    85.0    96.4   106.7

Less: Capitalized Interest . . . . .        12.7      15.8    11.8     6.3     4.7
Add : Amortization of
 Capitalized Interest. . . . . . . .         3.5       4.1     4.0     3.8     3.7

Earnings Before Income Taxes and
 Fixed Charges (other than
 Capitalized Interest) . . . . . . .    $1,139.1  $1,021.9 $ 938.0  $862.8  $751.3

Ratio of Earnings to Fixed Charges .        16.3      12.8    11.0     9.0     7.0

"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest).  "Fixed charges" consist of in believes to be a reasonable estimate of an interest factor on leases.
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